UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

Performance Health Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

71375V 20 8
(CUSIP Number)

Joshua S. Kanter, President
The Holding Company, Inc.
c/o Barrack Ferrazzano
200 West Madison Street, Suite 3900
Chicago, Illinois 60606
Telephone:    312-984-3120
________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71375V 20 8	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS The Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 14,709,500
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 14,709,500
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,709,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.91%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 71375V 20 8	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Joshua S. Kanter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES	7	SOLE VOTING POWER 15,119,500
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 15,119,500
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,119,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.49%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per share, of Performance Health Technologies, Inc. (the “Issuer”).  The address and principal executive office of the Issuer is 427 Riverview Plaza, Trenton, New Jersey 08611.

Item 2.	Identity and Background

(a)
This Statement is being filed jointly by The Holding Company (“The Holding Company”), the entity which beneficially owns 14,709,500 shares of the Issuer’s common stock, and Joshua S. Kanter, who serves as the President of The Holding Company and is deemed to have sole voting and investment control of the shares owned by The Holding Company, (The Holding Company and Joshua S. Kanter may be collectively referred to herein as the “Reporting Persons”).

(b)	The business address of The Holding Company and of Joshua S. Kanter is as follows:

c/o Barrack Ferrazzano
200 West Madison Street, Suite 3900
Chicago, Illinois 60606

(c)	Joshua S. Kanter is an attorney and serves as the President of The Holding Company. The principal business address of The Holding Company and of Joshua S. Kanter is as follows:

c/o Barrack Ferrazzano
200 West Madison Street, Suite 3900
Chicago, Illinois 60606

(d)	During the past five years, the Reporting Persons have not been convicted in a criminal proceeding.

(e)
During the past five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he/it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Holding Company is a corporation organized under the laws of the State of Delaware. Joshua S. Kanter is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Joshua S. Kanter acquired 20,000 shares of the Issuer’s common stock in a private placement transaction for a total purchase price of $20,000.00 and acquired options to purchase 390,000 shares of the Issuer’s common stock during his tenure as a director of the Issuer. The funds used to purchase said shares came from the Reporting Person’s personal working capital.

The Holding Company used approximately $2.5 million of working capital to acquire the shares owned by it as reported herein. Said shares were either acquired for cash or were issued upon the conversion of earlier issued debt securities which, themselves, were acquired by The Holding Company from the Issuer with The Holding Company’s working capital.

Item 4.	Purpose of Transaction

The shares of the Issuer beneficially owned by the Reporting Persons were acquired before the Issuer became a reporting company under the Securities Exchange Act of 1934, commencing with the Issuer’s formation, in the ordinary course of business and not with the intent to change or influence the Issuer.

The Reporting Persons have no plans or proposals which relate to Items 4 (a) through (j).

Item 5.	Interest in Securities of the Issuer

(a)
As reported in the Issuer’s Form 10-SB filed with the Commission on July 3, 2007, there are 48,493,352 of the Issuer’s common stock outstanding. The Holding Company is the beneficial owner of 14,709,500 shares of Issuer’s common stock, which represents approximately 28.91% of the Issuer’s issued and outstanding common stock. As the President of The Holding Company, Joshua S. Kanter is deemed to have sole voting and investment control of the 14,709,500 shares owned by The Holding Company. Mr. Kanter disclaims any beneficial interest in the shares owned by The Holding Company. Mr. Kanter is personally the beneficial owner of 20,000 shares of the Issuer’s common stock which he acquired in the ordinary course of business and Mr. Kanter is also the owner of options to purchase 390,000 shares of the Issuer’s common stock pursuant to the Issuer’s 1999 Stock Incentive Plan. In the aggregate, Mr. Kanter is deemed to have sole voting and investment control over 15,119,500 shares of the Issuer’s common stock, which represents approximately 29.49% of the Issuer’s issued and outstanding common stock. The percentages are based upon the assumption that each of the Reporting Persons has exercised all the currently exercisable options he/it owns which are currently exercisable or exercisable within 60 days and that no other shareholder has exercised any options he, she or it owns.

(b)
As described in Item 5 (a) above, Joshua S. Kanter is the President of The Holding Company and is deemed to have sole voting and investment control of the 14,709,500 shares owned by The Holding Company. Mr. Kanter also has sole voting and investment control of 20,000 shares of the Issuer’s common stock which he acquired in the ordinary course of business and options to purchase 390,000 shares of the Issuer’s common stock pursuant to the Issuer’s 1999 Stock Incentive Plan.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Joshua S. Kanter’s brother, Joel S. Kanter, is the President of Windy City, Inc. (“Windy City”) and Kanter Family Foundation (“KFF”), two other holders of shares of the Issuer’s common stock. Joel S. Kanter is deemed to have sole voting and investment control of the shares of the Issuer’s common stock owned by Windy City and KFF. There are no agreements with respect to the common stock of the Issuer between the Reporting Persons and Windy City and KFF.

Item 7.	Material to Be Filed as Exhibits

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2007	/s/ Joshua S. Kanter
Joshua S. Kanter
President
The Holding Company, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2007	/s/ Joshua S. Kanter
Joshua S. Kanter
(In his individual capacity)